UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Pineapple, Inc.

(Name of Issuer)

Common Stock, $0.0000001 par value per share

(Title of Class of Securities)

72302T100

(CUSIP Number)

Matthew Feinstein

10351 Santa Monica Blvd., Suite 420

Los Angeles, California 90025

(310) 877-7675

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 19, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72302T100

1.	NAMES OF REPORTING PERSONS

Joshua Eisenberg

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) ☐
(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (see instructions)

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7.	SOLE VOTING POWER

Number Of Shares		5,200,000
Beneficially
Owned by	8.	SHARED VOTING POWER
Each Reporting
Person With:		0

	9.	SOLE DISPOSITIVE POWER

		5,200,000

	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,200,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.685% (1)

14.	TYPE OF REPORTING PERSON (see instructions)

IN

(1)	On the basis of 91,463,569 shares of the Issuer’s common stock, $0.0000001 par value per share, issued and outstanding as of February 23, 2022.
(2)	See Explanatory Note.

2

Explanatory Note

This Amendment No. 1 (the “Amendment”) to Schedule 13D is being filed on behalf of the Reporting Person (as defined below) to amend and replace in its entirety the original Schedule 13D filed by the Reporting Person with the U.S. Securities and Exchange Commission on April 2, 2019 (the “Original Schedule 13D”). This Amendment is filed solely to update the Reporting Person’s beneficial ownership percentage based on the latest available number of the Issuer’s issued and outstanding shares of Common Stock. Except as set forth herein, this Amendment does not modify any of the information previously reported by the Reporting Person in the Original Schedule 13D.

CUSIP No. 72302T100

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.0000001 par value per share (the “Common Stock”), of Pineapple Express, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 10351 Santa Monica Blvd., Suite #420, Los Angeles, California 90025.

Item 2.	Identity and Background.

(a) This statement is being filed by Joshua Eisenberg (the “Reporting Person”).

(b) The principal business address of the Reporting Person is c/o Pineapple Express, Inc., 10351 Santa Monica Blvd., Suite # 420, Los Angeles, California 90025.

(c) Mr. Eisenberg’s present principal occupation is the Chief Operating Officer of the Issuer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported herein were acquired by the Reporting Person in connection with: (i) a Share Exchange Agreement, dated March 19, 2019, as amended on June 26, 2019, by and among the Issuer, Pineapple Ventures, Inc., a California corporation (“PVI”), and the stockholders of PVI, as more fully described in Item 6 of this Schedule 13D; and (ii) in connection with services rendered by the Reporting Person to the Issuer as its Chief Operating Officer.

Item 4.	Purpose of Transaction.

All of the shares of Common Stock reported herein (collectively, the “Shares”) were acquired for investment purposes.

The Reporting Person intends to evaluate his investment in the Shares on a continual basis. Other than as expressly set forth below, the Reporting Person has no plans or proposals as of the date of this filing that relate to, or would result in, any of the actions enumerated in Item 4(a)-(j) of Schedule 13D. The Reporting Person may engage in communications with one or more stockholders, officers or directors of the Issuer and others, including but not limited to, discussions regarding the Issuer’s operations and strategic direction and ideas that, if effected, could result in, among other things, any of the matters identified in Item 4 of Schedule 13D, including but not limited to debt or equity capital raising transactions, acquisitions, mergers, combinations and other strategic transactions. The Reporting Person reserves their right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions, including to cause or introduce strategic or corporate transactions involving the Issuer or any of its subsidiaries, or one or more of the types of transactions or have one or more the results described in Item 4(a)-(j) of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Person from time to time intends to review his investment in the Issuer on the basis of various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in general, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person intends to take such actions in the future as they deem appropriate in light of the circumstances existing from time to time, which may include acquisitions of shares of Common Stock or other convertible or debt securities of the Issuer or disposal of all or any portion of the Shares or shares of Common Stock or other securities of the Issuer otherwise acquired by the Reporting Person, either in the open market or privately negotiated transactions, with or without prior notice.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, Mr. Eisenberg has beneficial ownership interest of 5,200,000 shares of Common Stock (representing approximately 5.685% of the number of shares of Common Stock issued and outstanding). The percentages with respect to Mr. Eisenberg’s beneficial ownership is based on 91,463,569 shares of Common Stock issued and outstanding as of February 23, 2022.

3

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As previously disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on March 22, 2019, on March 19, 2019, the Issuer entered into a Share Exchange Agreement (the “Agreement”) with PVI, and the stockholders of PVI (the “PVI Stockholders”). Upon execution of the Agreement (the “Closing”), the Issuer acquired 20,000 shares of PVI’s outstanding capital stock (“PVI Shares”), equaling 20% of the outstanding shares of PVI. In consideration for the PVI Shares, the Issuer issued 1,000,000 shares of its Series A Preferred Stock, $0.0000001 par value per share (“Series A Preferred Stock”), to the PVI Stockholders.

Pursuant to the terms of the Agreement, upon the six-month anniversary of the Agreement (the “Second Closing”), and subject to the conditions to closing set forth in the Agreement, the Issuer was to acquire an additional 60,000 PVI Shares, equaling 60% of the outstanding shares of PVI, for a total of 80% of the outstanding shares of PVI, in consideration for an additional 4,000,000 shares of Series A Preferred Stock to be issued to the PVI Stockholders at the time of the Second Closing. The Series A Preferred Stock may, from time to time, be converted by the holder into shares of the Issuer’s Common Stock in an amount equal to ten shares of Common Stock for each one share of Series A Preferred Stock.

On June 26, 2019, the Issuer, PVI and the PVI Stockholders entered into Amendment No. 1 to the Agreement (“Amendment No. 1”) pursuant to which the parties agreed that on the Second Closing, and subject to the conditions set forth in the Agreement, the PVI Stockholders shall deliver an additional 30,000 shares of Capital Stock to the Issuer, and in consideration and exchange for such capital stock, the Issuer shall issue and deliver an additional 1,000,000 shares of Series A Preferred Stock to the PVI Stockholders.

On July 5, 2019, the Issuer, PVI and the PVI Stockholders, and their respective boards of directors waived the remaining conditions to closing as set forth in the Agreement and ratified and approved the Second Closing.

The Reporting Person is a stockholder of PVI and, in connection with the Agreement, as amended, acquired 500,000 Series A Preferred Stock of the Issuer in consideration of the satisfaction of the note issued by PVI to the Reporting Person. In connection with the Closing, the Reporting Person elected to convert all of his Series A Preferred Stock into the Issuer’s Common Stock effective as of March 28, 2019. The shares of Common Stock reported herein were issued on April 2, 2019.

Item 7.	Material to be Filed as Exhibits.

THE FOLLOWING MATERIALS ARE FILED AS EXHIBITS TO THIS SCHEDULE 13D:

1.	Share Exchange Agreement, dated as of March 19, 2019, among the Issuer, Pineapple Ventures, Inc. and the stockholders of Pineapple Ventures, Inc. (incorporated by reference from the Issuer’s Current Report on Form 8-K, filed with the SEC on March 19, 2019, Exhibit 2.1).
2.	Amendment No. 1 to the Share Exchange Agreement, dated as of June 26, 2019, among the Issuer, Pineapple Ventures, Inc. and the stockholders of Pineapple Ventures, Inc. (incorporated by reference from the Issuer’s Current Report on Form 8-K, filed with the SEC on July 10, 2019, Exhibit 2.1).

4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 24, 2022	/s/ Joshua Eisenberg
Joshua Eisenberg

5